Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

March 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Ta Tanisha Meadows

Re:	Everbright Digital Holding Limited
Registration Statement on Form F-1, as amended (File No. 333- 285191) Request for Acceleration of Effectiveness

Dear Madam,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Everbright Digital Holding Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Very truly yours,

Everbright Digital Holding Limited

By:	/s/ Leung Chun Yip
	Name:	Leung Chun Yip
	Title:	Chairman, Chief Executive Officer and Executive Director